Exhibit 99.1

Borqs Technologies Appoints Donald R. Kendall, Jr. as Trustee For the

Divestment of its Solar Energy Storage System Subsidiary

SANTA CLARA, Calif., March 23, 2023 (GLOBE NEWSWIRE) -- Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless solutions, Internet of Things (IoT) solutions, and innovative clean energy, announced that the Company has appointed Donald R. Kendall, Jr. as the sole trustee (the “Trustee”) to a divestment trust established to manage the orderly divestment of Borqs’ ownership of Holu Hou Energy, LLC, (“HHE”) as required by the Committee on Foreign Investment in the United States (“CFIUS”). Mr. Kendall has an extensive background of over four decades in investment management, including his role as the Chairperson of the Special Committee of the Board of Directors of SolarCity supervising the sale of SolarCity to Tesla, Inc. in 2016 for $2.6 billion.

Mr. Kendall currently serves as the Managing Director and CEO of Kenmont Capital Partners, LP, an investment management firm with an emphasis on energy, alternative energy and transportation and General Partner of New Climate Ventures, an early-stage venture capital fund that invests in innovative early-stage startups with a focus on carbon avoidance and reduction.

Mr. Kendall currently serves on the board of Talos Energy Inc. and has served on the boards of SolarCity Corporation, American Midstream Partners, LP, Stream Gas & Electric, Ltd., and Syzygy Plasmonics Inc.

“We’re very excited and honored to have Don accepting the appointment to head up the sale of our solar subsidiary. HHE has been growing its share in the Hawaiian solar market significantly since Borqs’ acquisition in October 2021. We believe HHE’s unique EnergyShare solution also has tremendous potential in California and the other parts of the U.S. With Don’s vast experiences in the energy industry, I have no doubt that he will be able to orchestrate a successful divestment for us and find a suitable partner for HHE, while adhering to all applicable CFIUS requirements. We expect to generate a considerable liquidity position for the Company from the sale which will directly contribute to Borqs’ shareholder value,” stated Mr. Pat Chan, CEO of Borqs.

About Borqs Technologies, Inc.
Borqs Technologies (Nasdaq: BRQS, “Borqs”, or the “Company”) is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products, and is also currently in development of 5G products for phones and hotspots. Website: www.borqs.com.

Forward-Looking Statements and Additional Information
This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “forecasts”, “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should”, “estimates” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the positive financial results from the proposed divestment as described herein may not be reached or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou
Vice President of Corporate Finance
Borqs Technologies, Inc.
ir@borqs.com
www.borqs.com